                                                                       EXHIBIT 1

DIRECTOR COMPENSATION

     Nonemployee directors of the Company are compensated for their services through a combination of cash, restricted stock awards and stock option grants. Each nonemployee director may elect to defer some or all of his cash compensation. The specifics are described below.

                               CASH COMPENSATION

     Nonemployee directors receive a quarterly retainer fee of $3,750 plus $1,100 for each meeting of the Board of Directors attended, and a nonemployee Chairman of the Board receives an additional fee of $500 for each meeting of the Board of Directors attended. Nonemployee directors who are members of the Executive Committee, the Compensation Committee, the Audit Committee or the Finance and Strategic Planning Committee receive $750 for each committee meeting attended, and nonemployee chairmen of these committees receive an additional fee of $500 for each committee meeting attended. Nonemployee directors who were members of the Search Committee received $1,100 for each committee meeting attended, and the nonemployee chairman of this committee received an additional $500 for each committee meeting attended. Directors who are salaried employees of the Company or any of its subsidiaries generally do not receive fees for their services as directors. However, Mr. Carmody continued to receive nonemployee directors' fees for the period November 7, 1997 to March 30, 1998, during which he served as Interim President and Chief Executive Officer of the Company. See "Table 1: Summary Compensation Table."

     The Board of Directors asked Mr. Northrop to provide additional services in assisting the Company's management personnel and in transitioning management. For these additional services, Mr. Northrop was paid $40,000 during fiscal 1998.

                              NONCASH COMPENSATION

     1993 Directors Stock Incentive Plan. The American Business Products, Inc. 1993 Directors Stock Incentive Plan, effective as of October 1, 1993, and as amended December 11, 1996 and May 8, 1998 (the "1993 DSIP"), currently provides for the discretionary grant of nonqualified stock options ("NSOs") to directors who are not otherwise compensated employees of the Company or its subsidiaries. The 1993 DSIP also provides that as of the date of the annual shareholders meeting at the beginning of each year for which a nonemployee director is reelected or continues to serve as a director, he will receive an award of 100 shares of the Common Stock, subject to certain restrictions ("restricted stock"). Newly elected directors receive an award of 200 shares. No director may receive more than 2,000 shares of restricted stock under this plan.

     Ten directors currently are eligible to participate in the 1993 DSIP. During the fiscal year ended December 31, 1998, the plan committee granted NSOs to purchase 4,000 shares of the Common Stock at an option price of $22.50 per share to each of the following directors of the Company: Messrs. Ackerman, Harris, Huie, Keller, McDonald, McGlaughlin, Miller, Northrop and Stokely. During the fiscal year ended December 31, 1998, the plan committee awarded 100 shares of restricted stock to each of Messrs. Ackerman, Harris, Huie, Keller, McDonald, McGlaughlin, Miller, Northrop and Stokely. Upon his election to the Board of Directors, the plan committee awarded 200 shares of restricted stock to Mr. Rogers.

     Subject to approval of the shareholders, the Board of Directors has adopted the American Business Products, Inc. 1999 Incentive Compensation Plan, a new plan designed to provide incentive compensation to both nonemployee directors and key employees of the Company. (See Proposal 2 -- APPROVAL AND ADOPTION OF THE AMERICAN BUSINESS PRODUCTS, INC. 1999 INCENTIVE COMPENSATION PLAN.) The new plan is designed to replace the 1993 DSIP, and any shares authorized under that plan that remain available for issuance will be "transferred" to the new plan. The company is using this method of transferring available shares rather than asking for additional new shares for the new plan in order to avoid shareholder dilution. If any awards are made under the 1993 DSIP between the date of this proxy and the shareholders' approval of the new 1999 Incentive Compensation Plan, the number of shares available under the new plan will be diminished. Upon shareholder approval of the new plan, no further grants or awards shall be made under the 1993 DSIP.

     Deferred Compensation Plan for Directors. The Company maintains the Deferred Compensation Plan for Directors in which all nonemployee directors of the Company are eligible to participate. If a director elects to participate, the director may elect to defer retainer fees, meeting fees or all fees otherwise payable to him for service on the Board of Directors. At the election of each participant, amounts deferred under the plan prior to April 1, 1994 are treated as if invested under either a "cash deferral program" or a "phantom stock program." Under the cash deferral program, the deferred fees are credited with deemed interest at a rate determined from time to time by a committee appointed by the Board of Directors of the Company. Under the phantom stock program, the deferred fees are treated as if applied to purchase shares of the Common Stock of the Company. A bookkeeping account is set up for the participant which is credited with a number of "stock units" equal to the number of shares of Common Stock that could have been purchased with the fees at the time of deferral. The number of stock units credited to the participant is adjusted periodically to account for dividends, stock splits and other events affecting the number of outstanding shares, as if the stock units were actual shares of the Common Stock. All amounts deferred under the plan on or after April 1, 1994 are invested under the cash deferral program.

     Generally, a participant will receive payment of his benefit under the plan in quarterly installments over five years, in cash, beginning after he attains age 70 or, if later, after he retires or otherwise leaves the Board of Directors of the Company. The amount of each cash payment is determined, in the case of the cash deferral program, by the amount of fees deferred plus the interest accrued thereon or, in the case of the phantom stock program, by the number of stock units credited to the participant's account and the market value per share of the Common Stock. If a participant dies before receiving full payment of his benefit under the plan, the remaining amount will be paid in a lump sum, in cash, to his beneficiary.

     Of the executive officers of the Company named in the Summary Compensation Table, only Mr. Carmody received fees for services as a director. Mr. Carmody received no fees for his service as a director prior to his retirement from employment with the Company on June 30, 1996; thereafter, he received fees for his services as a nonemployee director and Chairman of the Board of Directors until May 8, 1998. No amounts have been deferred by Mr. Carmody under the plan. For the 1998 fiscal year, $105,936.94 representing deemed interest at the rate of 10.29% was credited pursuant to the cash deferral program under the plan and
241.49 stock units representing dividends on phantom stock units, were credited pursuant to the phantom stock program under the plan for the benefit of all current nonemployee directors participating in the plan as a group.

     Deferred Compensation Investment Plan (Directors). The Deferred Compensation Investment Plan (Directors) was implemented as a one-time deferral plan in 1985 for nonemployee directors of the Company. No directors other than those who elected to participate in 1985 have entered the plan. Each participant could elect to defer some or all of his 1985 annual compensation for services as a director to be invested in the plan. The Company has invested the deferred funds in company-owned life insurance contracts, but the Company may change its investment at any time. The maximum annual amount of benefit payable to a fully vested participant is specified in the participant's joiner agreement with the Company but may be reduced due to certain adverse changes in federal income tax provisions.

     A participant's vested benefit will never fall below the amount of the deferral, plus interest compounded at an annual rate of 12%.

     A participant becomes fully vested in his benefit (i) if he remains on the Board of Directors to age 60, (ii) if prior to retirement, he becomes disabled or dies, or (iii) upon a change in control of the Company. Upon retirement or other termination of service as a director after attaining age 60, a participant (or his beneficiary if he dies) generally will receive equal monthly payments, beginning at the later of age 70 or retirement, for a period of ten years. If a participant terminates his service on the Board of Directors prior to attaining age 60 for reasons other than death or disability, he or his beneficiary will receive a lump-sum payment of the amount of compensation he has deferred, plus interest compounded at an annual rate of 12%.

     In fiscal 1998, no amounts were paid under the plan to any current director, no amounts were deferred by any current director, and the Company incurred expense of $50,808 for all current and retired directors who participate in this plan.

     Consulting Agreement with Henry Curtis VII. In May 1998, Henry Curtis VII retired from his 28-year career with the Company. Mr. Curtis most recently served as a Vice President of the Company from 1995 until his retirement, and continues to serve as a director of the Company. In recognition of his dedication and service to the Company, and in exchange for his assistance in transitioning certain duties, the Company entered into a consulting agreement with Mr. Curtis, dated May 26, 1998, which provided certain payments and benefits through December 31, 1998. Further, any stock options held by Mr. Curtis on December 31, 1998 became 100% exercisable and remain exercisable until March 31, 1999. The Company also agreed to make certain payments to him each year (beginning in 2000) to assist him with the cost of group health insurance coverage for himself and his family until he reaches age 65.

                             EXECUTIVE COMPENSATION

     Table 1 summarizes by various categories, for the fiscal years ended December 31, 1998, 1997 and 1996, the total compensation earned by (i) the Chief Executive Officer of the Company, (ii) each of the four most highly compensated executive officers of the Company who were serving as executive officers at December 31, 1998 and whose salary and bonus for the fiscal year ended December 31, 1998 exceeded $100,000, and (iii) the Interim Chief Executive Officer of the Company from January 1, 1998 through March 30, 1998 (collectively referred to as the "named executive officers"). For information regarding the various factors considered by the Compensation Committee in recommending the compensation of the Chief Executive Officer of the Company and, generally, the other executive officers of the Company, see "Compensation and Nominating Committee Report" below.

                      TABLE 1:  SUMMARY COMPENSATION TABLE

                                                                           LONG-TERM
                                                                      COMPENSATION AWARDS
                                                                    -----------------------
                                                                    RESTRICTED   SECURITIES
                                          ANNUAL COMPENSATION         STOCK      UNDERLYING    ALL OTHER
NAME AND                              ---------------------------     AWARDS      OPTIONS     COMPENSATION
PRINCIPAL POSITION                    YEAR   SALARY(1)   BONUS(2)      ($)          (#)           (3)
------------------                    ----   ---------   --------   ----------   ----------   ------------
L.L. Gellerstedt, III (4)...........  1998   $341,138    $100,000    $250,000      50,000                0
  President and Chief Executive
     Officer

T.R. Carmody (5)....................  1998    142,252           0           0           0           94,852
  Interim President and Chief         1997     45,000           0           0           0           39,047
  Executive Officer from November 7,  1996    237,500           0           0           0          878,026
  1997 through March 30, 1998

R.G. Smith..........................  1998    235,800     115,190           0      24,000           12,398
  Vice President                      1997    220,000           0           0      84,000           11,801
  Finance and Chief                   1996    200,000      75,000           0       5,000                0
  Financial Officer

R.J. Wilson (6).....................  1998    146,300      73,478           0      14,000            4,631
  Corporate Controller                1997     70,771      17,500           0       8,000                0

J. H. Karr (7)......................  1998    131,900      63,164           0      14,000            4,271
  Treasurer and Assistant Secretary   1997     62,500      15,625           0       7,000           25,000

C.R. Williams (8)...................  1998    108,719      80,060           0      29,000              469
  Vice President and Chief
  Information Officer

---------------

(1) Includes before-tax contributions made to the Employee Savings Plan, the Company's tax-qualified Code Section 401(k) plan, during fiscal 1998 by Messrs. Smith, Wilson and Karr, and during fiscal 1997 by Mr. Smith.

(2) Reflects cash bonus awards earned by Messrs. Smith, Wilson, Karr and Williams, and a stock bonus award earned by Mr. Gellerstedt during the respective fiscal years for the achievement of performance criteria pursuant to the Annual Management Incentive Bonus Plan. In October 1998, before any amounts under the Company's Bonus Plan were earned or calculable, Mr. Gellerstedt recommended to the Compensation Committee that his bonus for 1998 be limited to $100,000 and that any excess over $100,000 that the Compensation Committee might otherwise have considered granting to him under the

    Bonus Plan formula be used, at the discretion of the Compensation Committee, for merit bonuses to other employees. The Compensation Committee, in exercising its sole right to determine bonuses, honored Mr. Gellerstedt's recommendation and set his 1998 bonus under the Plan at $100,000. At the end of the performance period, the actual bonus formula resulted in an excess of $135,000, which the Compensation Committee granted as discretionary bonuses (in addition to any bonuses earned under the 1998 Bonus Plan) to selected executives based on their efforts during 1998 and contributions to overall results that were viewed as substantial.

(3) All Other Compensation earned during fiscal 1998 includes the following: (i) Company contributions to the Profit Sharing Plan, the Company's tax-qualified profit sharing retirement plan: Mr. Smith -- $6,646, Mr. Wilson -- $3,220, and Mr. Karr -- $2,984; (ii) Company matching contributions to the Employee Savings Plan: Mr. Smith -- $1,600, Mr.
    Wilson -- $772, and Mr. Karr -- $716; (iii) group term life insurance premiums paid by the Company: Mr. Smith -- $893, Mr. Wilson -- $639, Mr. Karr -- $571, and Mr. Williams -- $469; (iv) a special bonus paid in lieu of certain contributions to the Profit Sharing Plan due to limitations imposed by the Internal Revenue Service: Mr. Smith -- $3,259; and (v) the following payments to Mr. Carmody attributable to the period January 1, 1998 through March 30, 1998 during which he served as Interim President and Chief Executive Officer: nonemployee directors' quarterly retainer fee -- $5,325, nonemployee directors' meeting fees -- $5,450, Supplemental Retirement Income Plan -- $43,750, Deferred Compensation Investment Plan
    (Executives) -- $13,950, transfer of automobile -- $8,877, and payments for community activities -- $17,500.

    All Other Compensation earned during fiscal 1997 includes the following: (i) Company contributions to the Profit Sharing Plan: Mr. Smith -- $5,424; (ii) Company contributions to the Employee Savings Plan: Mr. Smith -- $1,600;
    (iii) a special bonus paid in lieu of certain contributions to the Profit Sharing Plan due to limitations imposed by the Internal Revenue Service: Mr. Smith -- $4,777; (iv) the following payments to Mr. Carmody attributable to the period November 7 through December 31, 1997 during which he served as Interim President and Chief Executive Officer: nonemployee directors' quarterly retainer fee -- $2,188, nonemployee directors' meeting fees
     -- $3,200, Supplemental Retirement Income Plan -- $25,521, and Deferred Compensation Investment Plan (Executives) -- $8,138; and (v) with respect to Mr. Karr -- $25,000 representing a moving allowance.

    All Other Compensation earned during fiscal 1996 includes the following: (i) Company contributions to the Profit Sharing Plan: Mr. Carmody -- $7,950;
    (ii) premiums paid by the Company for life insurance policies, any proceeds of which are payable to the respective beneficiaries designated by the named executive officers: Mr. Carmody -- $1,310; (iii) a special bonus paid in lieu of certain contributions to the Profit Sharing Plan due to limitations imposed by the Internal Revenue Service: Mr. Carmody -- $32,166; (iv) expense incurred by the Company under the Deferred Compensation Investment Plan (Executives): Mr. Carmody -- $39,000; (v) the cash surrender value of a life insurance policy transferred to Mr. Carmody on September 9, 1996 -- $675,600; and (vi) expense incurred by the Company under the Supplemental Retirement Income Plan: Mr. Carmody -- $122,000.

(4) Mr. Gellerstedt became President and Chief Executive Officer of the Company as of March 30, 1998.

(5) Mr. Carmody retired from his employment with the Company on June 30, 1996; his 1996 salary is attributable to the period January 1, 1996 to June 30, 1996. From November 7, 1997 through March 30, 1998, Mr. Carmody held the positions of Interim President and Chief Executive Officer; his 1997 salary is attributable to the period November 7, 1997 through December 31, 1997; his 1998 salary is attributable to the period January 1, 1998 through March 30, 1998. See "Employment and Other Agreements" for a description of the agreement pursuant to which Mr. Carmody served.

(6) Mr. Wilson began employment and became the Company's Corporate Controller as of June 30, 1997.

(7) Mr. Karr began employment with the Company on June 30, 1997, and became Treasurer on July 23, 1997 and Assistant Secretary on December 9, 1998.

(8) Mr. Williams began employment with the Company and became the Vice President and Chief Information Officer on March 30, 1998.

OPTION GRANTS

     Table 2 sets forth information regarding the number and terms of stock options granted to the named executive officers during the fiscal year ended December 31, 1998. Included in such information, in accordance with the rules and regulations of the Commission, is the potential realizable value of each option granted, calculated using the 5% and 10% option pricing model.

                  TABLE 2:  OPTION GRANTS IN LAST FISCAL YEAR

                                                                                       POTENTIAL REALIZABLE
                                 INDIVIDUAL GRANTS                                       VALUE AT ASSUMED
------------------------------------------------------------------------------------      ANNUAL RATES OF
                               NUMBER OF     % OF TOTAL                                     STOCK PRICE
                              SECURITIES      OPTIONS                                    APPRECIATION FOR
                              UNDERLYING     GRANTED TO    EXERCISE OR                      OPTION TERM
                                OPTIONS     EMPLOYEES IN    BASE PRICE    EXPIRATION   ---------------------
NAME                          GRANTED (1)   FISCAL YEAR    (PER/SH) (2)    DATE (3)       5%         10%
----                          -----------   ------------   ------------   ----------   --------   ----------
L.L. Gellerstedt............    50,000         10.71         $22.4375       3/30/08    $705,541   $1,787,979
T.R. Carmody................         0            --               --            --          --           --
R.G. Smith..................    24,000          5.14         $21.5625      12/09/08     325,452      824,761
R.J. Wilson.................    14,000          3.00         $21.5625      12/09/08     189,847      481,111
J. H. Karr..................    14,000          3.00         $21.5625      12/09/08     189,847      481,111
C.R. Williams...............     5,000          1.07         $  22.50      05/08/08      70,750      179,296
                                24,000          5.14         $21.5625      12/09/08     225,453      824,761

---------------

(1) 50,000 options were granted to Mr. Gellerstedt on March 30, 1998, which were immediately exercisable, pursuant to the provisions of his offer of employment. An aggregate of 76,000 options were granted to the named executive officers on December 9, 1998, under the terms of the American Business Products, Inc. 1991 Stock Incentive Plan (the "1991 Stock Incentive Plan"). Other than the options granted to Mr. Gellerstedt, the options will become exercisable in increments, with 25% of the option shares becoming exercisable on the first anniversary of the date of grant, an additional 25% of the option shares becoming exercisable on each successive anniversary date, with full exercisability occurring on the fourth anniversary date.

(2) The exercise price of an option may be paid in cash, by delivery of shares of the Common Stock, by broker-assisted cashless exercise or by a combination thereof, subject to certain conditions. To the extent that the exercise price of an option is paid with shares of the Common Stock, the optionee may be eligible for a reload option if he is still employed by the Company at the time of exercise. The options granted on December 9, 1998 are limited to one reload. A reload option is an option granted for the same number of shares as is exchanged in payment of the exercise price and is subject to all of the same terms and conditions as the original option except for the exercise price, which is the fair market value of the Common Stock on the date the reload option is granted.

(3) The options were granted for a term of 10 years, subject to earlier termination upon occurrence of certain events related to termination of employment or change of control of the Company.

OPTION EXERCISES

     Table 3 sets forth the number of shares of the Common Stock acquired upon the exercise of options by the named executive officers during the fiscal year ended December 31, 1998, including the aggregate value of gains on the date of exercise. The table also sets forth (i) the number of shares covered by unexercised options (both exercisable and unexercisable) as of December 31, 1998, and (ii) the respective values of "in-the-money" options, which represent the positive spread between the exercise price of existing options and the fair market value of the Common Stock at December 31, 1998, which was $23.50.

            TABLE 3: AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                           AND FISCAL YEAR-END VALUES

                                                                                FISCAL YEAR-END
                                                           ---------------------------------------------------------
                                                                NUMBER OF SHARES
                                                             UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                EXERCISES DURING YEAR                OPTIONS                IN-THE-MONEY OPTIONS
                              --------------------------       AT FISCAL YEAR-END            AT FISCAL YEAR-END
                              SHARES ACQUIRED    VALUE     ---------------------------   ---------------------------
NAME                            ON EXERCISE     REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                          ---------------   --------   -----------   -------------   -----------   -------------
L.L. Gellerstedt............         0             $0        50,000              0         $53,125       $      0
T.R. Carmody................         0              0        33,000              0         216,500              0
R.G. Smith..................         0              0        23,500         89,500          71,406        246,968
R.J. Wilson.................         0              0         2,000         20,000           7,375         49,250
J.H. Karr...................         0              0         1,750         19,250           6,453         46,484
C.R. Williams...............         0              0             0         29,000               0         51,500

LONG-TERM INCENTIVE COMPENSATION

     Table 4 sets forth information regarding the long-term incentive awards granted to the named executive officers during the fiscal year ended December 31, 1998. Included in this information, in accordance with the rules and regulations of the Commission, are the potential threshold, target and maximum amounts of future payments under awards that are not based on the Company's stock price.

        TABLE 4: LONG-TERM INCENTIVE PLANS -- AWARDS IN LAST FISCAL YEAR

                                                    PERFORMANCE
                                   NUMBER OF         OR OTHER              ESTIMATED FUTURE PAYOUTS
                                 SHARES, UNITS     PERIOD UNTIL        UNDER NON-STOCK PRICE-BASED PLANS
                                   OR OTHER        MATURATION OR     -------------------------------------
NAME                             RIGHTS(#)(1)         PAYOUT         THRESHOLD($)   TARGET($)   MAXIMUM($)
----                             -------------   -----------------   ------------   ---------   ----------
L.L. Gellerstedt(2)............          0                      --     $     0       $     0    $        0
R.G. Smith.....................     70,000       1/1/99 - 12/31/00      14,000        70,000       175,000
                                                 1/1/99 - 21/31/01      14,000        70,000       175,000
R.J. Wilson....................     35,000       1/1/99 - 12/31/00       7,000        35,000        87,500
                                                 1/1/99 - 12/31/01       7,000        35,000        87,500
J.H. Karr......................     30,000       1/1/99 - 12/31/00       6,000        30,000        75,000
                                                 1/1/99 - 12/31/01       6,000        30,000        75,000
C.R. Williams..................     35,000       1/1/99 - 12/31/00       7,000        35,000        87,500
                                                 1/1/99 - 12/31/01       7,000        35,000        87,500

---------------

(1) Payouts of awards for the 1999-2000 performance period and the 1999-2001 performance period are tied to achieving specified levels of economic profit (as defined elsewhere in this proxy statement). The target amount will be earned for each period if 100% of the targeted economic profit goal established for that period is achieved. The threshold amount for each period will be earned at the achievement of 87% of the targeted goals, whereas the maximum awards will only be earned for achieving 127% of the target performance goals.

(2) Mr. Gellerstedt did not receive long-term incentive awards in fiscal year 1998 other than those reported in Table 1: Summary Compensation Table and Table 2: Option Grants in Last Fiscal Year, which were made to him under the provisions of his offer of employment. After year-end, the Board of Directors approved a separate long-term incentive arrangement for Mr. Gellerstedt that is discussed in more detail in the Compensation and Nominating Committee Report on Executive Compensation as well as in the section covering Compensatory Plans and Arrangements.

COMPENSATORY PLANS AND ARRANGEMENTS

     Set forth below is information regarding the Company's compensatory plans and arrangements under which the named executive officers have vested rights to receive future payments in an amount exceeding $100,000. Consistent with the Company's pay-for-performance philosophy, the Company currently does not intend to include any new participants under the Supplemental Retirement Income Plan.

     Supplemental Retirement Income Plan. The Supplemental Retirement Income Plan (the "SRIP") is a nonqualified plan established for the benefit of certain executives that generally provides fixed monthly cash payments for life upon retirement, with guaranteed payments to the participant or his beneficiary for a minimum of 15 years. Annual payments generally are equal to 50% of the highest annual compensation (base salary plus bonus) paid to a vested participant during the last three years in which the participant received his annual salary prior to reaching age 62, but amounts payable under the plan are subject to dollar limits set by the Board of Directors for each participant.

     Mr. Carmody, who retired on June 30, 1996, is entitled to and is receiving benefits of $175,000 per year under the plan. Benefit payments of $43,750 under the SRIP attributable to the period January 1, 1998 through March 30, 1998, during which Mr. Carmody served as Interim President and Chief Executive Officer of the Company are included in "Table 1: Summary Compensation Table." Expenses incurred by the Company in fiscal 1998 for the benefit of Mr. Carmody were $128,183. None of the other named executive officers participates in or has any vested benefit under the SRIP.

     Deferred Compensation Investment Plan (Executives). The Deferred Compensation Investment Plan (Executives) is a nonqualified plan that permitted certain executives to make a one-time election to defer a specified amount of his 1985 annual compensation. The maximum annual amount of benefit payable to a fully vested participant is specified in the participant's joiner agreement with the Company but may be reduced due to certain adverse changes in federal income tax provisions. A participant's vested benefit will never fall below the amount of the deferral, plus interest compounded at an annual rate of 12%.

     Mr. Carmody, who retired on June 30, 1996, is entitled to and is receiving his maximum benefit of $55,800 per year under the plan. Benefits of $13,950 attributable to the period January 1, 1998 through March 30, 1998, during which Mr. Carmody served as Interim President and Chief Executive Officer of the Company are included in "Table 1: Summary Compensation Table." Expenses incurred by the Company for the benefit of Mr. Carmody in fiscal 1998 were $40,875. None of the other named executive officers participates in or has any vested benefit under this plan.

EMPLOYMENT AND OTHER AGREEMENTS

     Larry L. Gellerstedt, III. In its offer of employment to Mr. Gellerstedt, the Company agreed to provide certain compensation and benefits to him, in addition to certain signing incentives. The signing incentives are reported in other portions of this proxy. In addition to establishing his base salary and a minimum annual bonus for 1998, the Company agreed to develop a long-term incentive program for Mr. Gellerstedt upon the acceptance of his strategic plan for the Company. It was the Board's intent that this long-term incentive arrangement would, over time, provide potential ownership opportunities for Mr. Gellerstedt of up to two to two and one-half percent of the outstanding shares of the Company. In addition, the Company agreed to provide certain perquisites to Mr. Gellerstedt, including an automobile allowance. Mr. Gellerstedt is eligible to participate in the Company's employee benefit plans pursuant to the eligibility provisions of those plans. The salary and signing incentives provided to Mr. Gellerstedt are more fully described in the "Compensation and Nominating Committee Report -- Chief Executive Officer Compensation."

     Also, pursuant to the offer letter, if the Company terminates Mr. Gellerstedt's employment without cause (as defined in the offer letter) during the first two years of his employment, or if Mr. Gellerstedt voluntarily terminates during that period for good reason (as defined in the offer letter), the Company would continue his base salary plus the amount of his most recent bonus under the Bonus Plan and group health insurance for 12 months. Further, in the event of his termination of employment by the Company (or his voluntary termination for good reason) within two years following a change in control of the Company, the Company will pay Mr. Gellerstedt three times the sum of his base salary then in effect plus the amount of his most recent bonus under the Bonus Plan and will continue his group health insurance coverage for 36 months. Payments made to Mr. Gellerstedt under the change in control provisions will be limited or reduced to avoid the imposition of the golden parachute excise taxes. Prior to payment of any severance or change in control benefits, Mr. Gellerstedt agrees to sign a restrictive covenant containing noncompete, nonsolicitation and nondisclosure provisions to protect the Company for a period of one year following his termination.

     On February 25, 1999, the Company established the terms of Mr. Gellerstedt's compensation for 1999 and the details of the long-term incentive arrangement provided for in his offer of employment. For 1999, Mr. Gellerstedt's base salary will remain at $450,000. He will participate in the Bonus Plan for 1999 (discussed in more detail in the Compensation Committee Report) on the same basis as the Company's other senior executives, except that his annual target award will be 65% of his base salary. Under the long-term incentive arrangement, Mr. Gellerstedt was granted 232,000 stock options with an exercise price equal to the fair market value of the Company's stock on the date of grant. These options become exercisable in 25% increments on each of the first four anniversaries of the grant and have a ten-year term. Mr. Gellerstedt also was granted 131,000 shares of performance-based restricted stock that may vest in part or in full, or may be forfeited, based on the Company's growth in earnings per share over the next three years. The grants of stock options and performance-based restricted stock were made under the terms of the Company's 1999 Incentive Compensation Plan, contingent on the approval by shareholders of that plan, which is sought under Proposal 2 of this proxy statement.

     The Company and Mr. Gellerstedt have entered into discussions concerning the provisions of a formal employment agreement. It is the intention of both parties to finalize this agreement in early 1999.

     Thomas R. Carmody. Effective November 7, 1997, the Company entered into an agreement with Thomas R. Carmody pursuant to which Mr. Carmody served as the Company's Interim President and Chief Executive Officer until March 30, 1998, the effective date of Mr. Gellerstedt's appointment as President and Chief Executive Officer of the Company. In exchange for his service, Mr. Carmody received a salary of $142,252 for the period from January 1, 1998 through March 30, 1998. Mr. Carmody was also paid regular nonemployee director fees for the period from January 1, 1997 through May 8, 1998. See "Table 1: Summary Compensation Table."

     Richard G. Smith. The Company entered into an agreement with Richard G. Smith, dated July 25, 1995, pursuant to which Mr. Smith serves as Vice President and Chief Financial Officer of the Company, specifying the terms of his employment. The Company also entered into a separation agreement with Mr. Smith dated February 14, 1998, which superseded and revoked the separation provisions in the July 25, 1995 agreement. The separation agreement provides that, upon the involuntary termination of Mr. Smith's employment by the Company without cause (as defined in the separation agreement) within five years following the date of the separation agreement, the Company will pay Mr. Smith severance pay equal to $18,333.33 a month for a period of 18 months. In addition, the separation agreement provides that upon a termination without cause, the committee administering the 1991 Stock Incentive Plan (or a successor plan) will immediately accelerate the vesting of any outstanding stock options held by Mr. Smith on the date of his termination and will extend the term of exercisability of those options until 12 months following the date of his termination.

     Raymond J. Wilson. The Company entered into an agreement with Raymond J. Wilson, dated May 8, 1997, pursuant to which Mr. Wilson serves as Corporate Controller of the Company. Under that agreement, Mr. Wilson is entitled to participate in the Company's management bonus plan. Mr. Wilson is also entitled to participate in the Company's stock option plan. If the Company terminates Mr. Wilson's employment without cause, the Company must provide Mr. Wilson with nine months of salary.

     John H. Karr. The Company entered into an agreement with John H. Karr dated June 26, 1997, pursuant to which Mr. Karr serves as Treasurer of the Company. Under that agreement, Mr. Karr is entitled to participate in the Company's management bonus plan. Mr. Karr is also entitled to participate in the Company's stock option plan, and was provided a special payment of $25,000 to defray the expense of relocation. That payment must be repaid on a prorated basis if Mr. Karr's employment with the Company is terminated within 25 months of July 15, 1997. If the Company terminates Mr. Karr's employment without cause, the Company must provide Mr. Karr with nine months of salary, outplacement services at a cost of not more than $15,000, and, at the Company's election, either fully vest any Company contributions on Mr. Karr's behalf in the Company's Profit Sharing Plan and Employee Savings Plan or provide an additional severance amount equal to the amount of any unvested contributions.

     Christopher R. Williams. The Company entered into an agreement with Christopher R. Williams, dated March 24, 1998, pursuant to which Mr. Williams serves as Chief Information Officer for the Company. Under that agreement, Mr. Williams is guaranteed to receive a minimum bonus for fiscal year 1998 of 35 percent of his 1998 earned salary. In addition, the agreement provided that management would recommend a grant of 5,000 stock options to Mr. Williams for 1998. If the Company terminates Mr. Williams' employment without cause, the Company must provide him with nine months of base salary plus outplacement services at a cost of $15,000.

COMPENSATION AND NOMINATING COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During the fiscal year ended December 31, 1998, the members of the Compensation Committee were Messrs. Huie (Chairman), Ackerman, Harris and Stokely, and Mr. Miller replaced Mr. Ackerman on January 1, 1999. None of them is or has ever been an officer or employee of the Company. There were no interlocking relationships between any executive officers of the Company and any entity whose directors or executive officers served on the Company's Compensation Committee. The arrangement pursuant to which payments were made to Mr. Northrop for certain services rendered by him is described above in "Director Compensation." None of the other members of the Compensation Committee engaged in transactions or had relationships requiring disclosure under Item 404 of Regulation S-K in the fiscal year ended December 31, 1998.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The arrangement pursuant to which payments were made to Mr. Northrop for certain services rendered by him is described above in "Director Compensation." There were no other transactions or relationships requiring disclosure under
Item 404 of Regulation S-K for the fiscal year ended December 31, 1998.

                     COMPENSATION AND NOMINATING COMMITTEE
                        REPORT ON EXECUTIVE COMPENSATION

     This report by the Compensation Committee of the Board of Directors discusses the strategy and objectives according to which the Compensation Committee makes decisions about compensation for the Company's executive officers. The Compensation Committee is composed entirely of independent, nonemployee directors.

COMPENSATION STRATEGY AND OBJECTIVES

     As part of its annual duties and particularly in conjunction with the Company's selection and employment of a new Chief Executive Officer, the Compensation Committee reviewed the overall executive compensation program. The Compensation Committee's main focus in structuring the compensation program for the Company's executive officers is to enhance shareholder value. The Compensation Committee views the executive compensation program as one of the key means by which this goal will be accomplished.

     The underlying objectives of the program support the development of a capable and highly-qualified senior executive team. As a starting point, the Compensation Committee believes it is critical to have a compensation program that enables the Company to attract and retain talented executives. For this reason, the Compensation Committee has adopted a philosophy of providing target annual cash compensation opportunities at the median of the comparison group, and in order to more effectively emphasize long-term performance for 1999, by providing target long-term incentive compensation opportunities at the 75th percentile of the comparison group. This approach supports the Committee's determination that a significant portion of total compensation should consist of short-term and long-term incentive pay that will only be received if aggressive business and financial results are achieved. Further, it is the Compensation Committee's view that the interests of executives should be more closely aligned with those of shareholders, and that providing stock-based compensation is an appropriate means of reaching this objective.

     To ensure that the overall executive program is competitive and supports the objectives outlined, the Compensation Committee believes it is important to consider pay levels and practices at the companies with whom the Company competes for talented executives. Each year, the Compensation Committee compares the components of the Company's executive pay program with those in place at a group of companies that manufacture durable goods (both within and outside the industry). Once the companies are identified for the comparison group, the applicable information relative to those companies is adjusted for size differentials. The Compensation Committee relies upon the assistance of professional consultants in the preparation of the comparison group information. The Compensation Committee believes this comparison group represents the Company's competitors for hiring executives, and recognizes that the executive talent market is broader than either its direct competitors or the companies included in the stock performance graph peer group.

     The three primary components of executive pay -- base salary, annual incentive compensation and long-term incentive compensation -- are discussed in more detail in the following sections of this report.

EXECUTIVE OFFICER COMPENSATION

     Base Salaries. For both the 1998 and 1999 fiscal years, the Compensation Committee targeted base salaries for executive officers at the 50th percentile of pay levels for comparable positions at the companies in the comparison group. The Compensation Committee determines base salaries for executive officers after considering the recommendations of the Chief Executive Officer. The Compensation Committee recommends a base salary for the Chief Executive Officer to the Board of Directors for its approval.

     Salary levels are based on market pay levels and other relevant factors, such as the Company's performance and the individual executive's performance, experience, responsibilities and contribution potential. Salary levels may vary above or below the market pay levels when all these factors are considered, based on the Compensation Committee's subjective assessment of the factors listed above.

     In December 1998, the Compensation Committee reviewed market salary levels for executive officers. The results of that analysis showed that the salaries paid for 1998 were somewhat below the Company's 50th percentile objective of that comparison group. Based on this analysis, the Compensation Committee approved the Chief Executive Officer's recommendations to increase base salaries for selected executives for fiscal year 1999. After considering these increases, base salaries for the executive officers as a whole should be closer to, but remain slightly below, the market 50th percentile.

     Short-Term Incentive Compensation. Under the Company's Annual Management Incentive Bonus Plan (the "Bonus Plan"), the Company's executive officers and other key employees have the opportunity to earn annual cash bonuses based on the degree to which specified performance goals are met. The goals established for this program are consistent with the Company's business objectives for the year. In this manner, the Bonus Plan clearly and directly links executive pay to performance results achieved.

     Under the Bonus Plan for 1998, the specific performance goals for the Company were recommended by the Chief Executive Officer and approved by the Compensation Committee. For the Chief Executive Officer and the Chief Financial Officer, earnings per share was the sole basis for any awards that could be earned for the year. For other executive officers, awards were weighted 75% on company financial performance (actual adjusted income before interest and taxes) and 25% on individual objectives.

     The Compensation Committee established performance measures at "threshold", "target" and "maximum" performance levels for each performance measure. Once the threshold goals are met, awards earned may range from 5% to 100% of base salary for the Chief Executive Officer, from 5% to 80% of base salary for the Chief Financial Officer, and from 5% to 70% of base salary for other executives, based on how actual results compare to the goals set. In addition, performance between designated levels is recognized by straight-line interpolation.

     In determining the results achieved for 1998, the Compensation Committee concluded that income or expense items stemming from any unusual and significant activities, or that resulted from business unit consolidations, should be excluded for purposes of calculating bonuses. The Compensation Committee also believed it would be in the best interests of the shareholders to set a threshold corporate performance level below which no bonuses would be earned (regardless of other corporate or individual performance). For 1998, the Compensation Committee established this performance threshold at a 12% return on shareholders' equity, calculated after considering any adjustments described above.

     Actual results for 1998 were slightly above target levels for the performance measures. Based on this, bonuses earned based on financial performance were paid at slightly above target levels. Bonuses paid for the individual portion of awards varied by executive, with all but one achieving results that earned payments for this portion of the award that were between target and maximum levels. Bonuses earned by named executive officers under the Bonus Plan of 1998 are disclosed in "Table 1: Summary Compensation Table."

     Several executive officers hired during 1997 and 1998 negotiated guaranteed minimum bonuses for the 1998 year as one of the terms of their employment. Actual amounts earned by each of these executives under the Bonus Plan, based on the Company's results for the year as well as their individual performance, exceeded the guaranteed amounts.

     In developing the provisions of the Bonus Plan for 1999, the Compensation Committee determined to make certain changes to the program. Awards for 1999 performance will be based solely on corporate and/or operating company financial results achieved, rather than having a portion based on individual performance. The Compensation Committee believes this change will more closely link executive rewards with the results achieved for shareholders, particularly for senior executives whose responsibilities should be focused on meeting shareholder expectations.

     Performance measures for 1999 awards will include economic profit in addition to continuing the prior focus on revenues and earnings per share. For this purpose, economic profit is the excess of after tax income before financing costs over the cost of the invested capital used to generate that income, assuming a weighted average cost of capital of 10% after taxes. Minor adjustments to income are made to reverse goodwill amortization and other noncash expense. The term "invested capital" means total assets less excess cash, intercompany notes receivable, certain deferred tax assets and interest-free current liabilities, plus adjustments to include the value of significant leased assets and to state goodwill at cost. The inclusion of the economic profit measure is intended to help ensure that executives' actions are directed towards increasing shareholder value in each business unit.

     Threshold, target and maximum levels of performance measures will be established. Based on the level of achievement of the performance measures, participants may earn a threshold, target or maximum award, based on a percentage of base salary or stated dollar amount. To enhance the overall competitiveness of the program, target awards were increased so they approximate the 50th percentile of the market for all executive officers. Finally, the Compensation Committee determined that it would be appropriate to strengthen the performance aspects of the plan. To do so, awards for 1999 may vary from 20% of target awards when a threshold level of performance is achieved to a maximum award of 250%, which can only be earned if aggressive business goals are met.

     Long-Term Incentive Compensation. The Compensation Committee strongly believes that a significant portion of executive pay should be provided through longer-term incentive compensation that promotes stock ownership and aligns the interests of executives with those of shareholders.

     Historically, the long-term incentive compensation program for executive officers has been based primarily on grants of stock options. As part of its overall review of the executive compensation program, the Compensation Committee approved changes in the long-term incentive portion of the program. To further improve the competitiveness of the overall program, and to emphasize the importance of achieving long-term results, the Compensation Committee approved the setting of target long-term incentive award opportunities for executives at the 75th percentile for comparable positions at the companies in the comparison group, as discussed earlier in this report. In addition to granting stock options in December 1998, the Compensation Committee approved a program to begin in 1999 that provides for cash payments to participants based on the extent to which specified goals for economic profit are met in three-year performance periods. For this plan, the term "economic profit" has the same meaning as described in the Bonus Plan for 1999 under "Short Term Incentive Compensation" above.

     This new program is intended to reinforce the Company's strategic goal of increasing shareholder value. It will require Company and operating unit executives to meet aggressive economic profit goals to earn rewards. Specific performance levels -- at threshold, target and maximum -- will be set for the Company as a whole and for individual business units. As under the short-term incentive plan, payments are highly leveraged and may vary significantly based on the degree to which the established performance goals are met. Threshold level performance will result in awards at 20% of target, whereas maximum level performance will yield awards that are equal to 250% of target. To phase in the plan, two partial performance periods and one full period began on January 1, 1999. The partial periods cover one and two-year performance cycles, and the full period covers a three-year time period. On an ongoing basis, a new three-year performance period will begin each year.

     To determine the number of options to grant to each participant and the size of each participant's target long-term cash incentive award, the Compensation Committee has established award size guidelines or targets that vary by level of responsibility. Each year, the target annualized long-term award opportunities generally will be more heavily weighted toward stock options and less to cash performance awards, although this mix may change from year to year at the Compensation Committee's discretion. Actual awards also may vary somewhat based on the Compensation Committee's judgment as to individual performance and overall Company success, among other factors.

     In December 1998, the Compensation Committee granted stock options to executive officers and other key employees as permitted under the 1991 Stock Incentive Plan. This plan provides that the Compensation Committee may make grants of incentive or nonqualified stock options to selected key employees. The stock options granted have a term of ten years, and most become exercisable in 25% increments annually beginning on the first anniversary of the grant. Stock options also were granted to selected named executives who were hired during 1998 pursuant to those executives' starting compensation packages. Stock options granted to named executive officers during the fiscal year ended December 31, 1998 and year-end option values are reflected in "Executive
Compensation -- Table 2: Options Grants in Last Fiscal Year" and "Executive Compensation -- Table 3: Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Values." The 1991 Stock Incentive Plan also permits the award of restricted stock to key employees. No restricted stock grants were made to named executive officers (other than the Chief Executive Officer, as discussed below) during 1998.

CHIEF EXECUTIVE OFFICER COMPENSATION

     Two individuals served in the Chief Executive Officer position for the Company during 1998. As indicated in the Summary Compensation Table, Mr. Carmody (a retired Chief Executive Officer of the Company) provided services as Interim Chief Executive Officer until March 30, 1998. Mr. Carmody performed these services at the specific request of the Board of Directors, and details of his compensation for the period of service were negotiated between the Compensation Committee and Mr. Carmody. See "Executive Compensation -- Employment and Other Agreements."

     Mr. Gellerstedt joined the Company as President and Chief Executive Officer on March 30, 1998. Upon hire, the Compensation Committee agreed to pay Mr. Gellerstedt an annual base salary of $400,000 (which increased to $450,000 in May 1998 upon his election as Chairman of the Board of Directors) and a minimum guaranteed short-term incentive payment of $100,000 for 1998. Mr. Gellerstedt's package also included signing incentives in the form of (1) an award of 11,142 shares of restricted stock (with value of approximately $250,000 and which became vested and transferable as of December 31, 1998), and (2) a grant of 50,000 stock options with an exercise price of $22.4375 which became immediately exercisable and have a term of 10 years. The Compensation Committee believes the signing incentives awarded to Mr. Gellerstedt were competitive with those being offered to newly-hired chief executive officers in comparable situations.

     In October 1998, before any amounts under the Company's Bonus Plan were earned or calculable, Mr. Gellerstedt recommended to the Compensation Committee that his bonus for 1998 be limited to $100,000 and that any excess over $100,000 that the Compensation Committee might otherwise have considered granting to him under the Bonus Plan formula be used, at the discretion of the Compensation Committee, for merit bonuses to other employees. The Compensation Committee, in exercising its sole right to determine bonuses, honored Mr. Gellerstedt's recommendation and set his 1998 bonus under the Plan at $100,000. At the end of the performance period, the actual bonus formula resulted in an excess of $135,000, which the Compensation Committee granted as discretionary bonuses (in addition to any bonuses earned under the 1998 Bonus Plan) to selected executives based on their efforts during 1998 and contributions to overall results that were viewed as substantial. The bonuses paid to the named executive officers are disclosed in "Table 1: Summary Compensation Table."

     As part of his offer of employment, the Compensation Committee agreed to develop a long-term incentive arrangement for Mr. Gellerstedt designed to increase his ownership in the Company upon the Board of Directors' acceptance of his strategic plan for the Company. Mr. Gellerstedt's strategic plan was approved by the Board of Directors in late 1998. In recognition of this accomplishment, the Committee and the Board established the elements of Mr. Gellerstedt's 1999 compensation package, and developed a long-term arrangement designed to increase his ownership in the Company. The details of his 1999 compensation, and his long-term incentive arrangement, are discussed in the Employment and Other Agreements section of this proxy statement.

CODE SECTION 162(M) POLICY

     It is the responsibility of the Compensation Committee to address issues raised by Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). That section limits the Company's ability to deduct annual compensation in excess of $1,000,000 paid to its chief executive officer and/or the next four most highly compensated executives. Certain compensation that qualifies as "performance-based" may be exempt from the Code Section 162(m) limit. It is the Compensation Committee's intent to preserve the maximum deductions for the Company; however, the Compensation Committee reserves the right to authorize nondeductible compensation if it believes that it is in the Company's best interest.

     The Compensation Committee wishes to extend its sincere appreciation to F. Duane Ackerman, who provided keen insight and significant knowledge in his service on the Compensation Committee, particularly in the 1998 fiscal year. Mr. Ackerman resigned from the Board of Directors as of December 31, 1998, due to other commitments. Mr. Miller has been appointed to fill Mr. Ackerman's position on the Compensation Committee.

          W. Stell Huie (Chairman)
        Hollis L. Harris
        C. Douglas Miller
        William B. Stokely, III

                   PROPOSAL 2 -- APPROVAL AND ADOPTION OF THE
       AMERICAN BUSINESS PRODUCTS, INC. 1999 INCENTIVE COMPENSATION PLAN

GENERAL

     In December 1998, the Company's Board of Directors adopted the American Business Products, Inc. 1999 Incentive Compensation Plan (the "ICP") to become effective as of February 15, 1999, subject to the approval of our shareholders at the Annual Shareholder Meeting.

     The ICP is designed to replace the Company's existing 1991 Stock Incentive Plan and 1993 Directors Stock Incentive Plan. In order to avoid further shareholder dilution, the Company is not seeking additional new shares for the ICP, but instead any shares authorized under those plans, as well as any shares authorized under the Company's prior 1981 Stock Option Plan, that remain available for issuance will be "transferred" to the ICP. In addition, any shares previously granted as options and/or restricted stock under those plans that become available again due to forfeiture or cancellation of those rights will also become available for issuance under the ICP.

     The purpose of the ICP is to encourage and enable eligible employees and nonemployee directors to obtain a proprietary interest in the Company by acquiring the Common Stock. The Company believes that the ICP will provide eligible employees and nonemployee directors with an added incentive to stimulate their efforts in promoting the growth, efficiency and profitability of the Company and its related companies and to encourage them to continue in the employ of the Company and its related companies. The ICP may also help to attract outstanding employees and outside directors to the service of the Company and its related companies.

     The ICP has been designed to permit the Compensation Committee to provide "performance-based" compensation to the Company's key employees in various forms. In its discretion, the Compensation Committee may make awards under the ICP based on the performance measures or combination of performance measures described in the ICP. It is the Company's intent that this type of performance-based award be exempt from the provisions of Section 162(m) of the Code, which limit the amount of the Company's deductions for compensation in excess of $1,000,000 to each of the top five executive officers. Shareholder approval of the ICP is necessary for these awards to be exempt from those provisions.

     The following is a brief summary of the principal features of the ICP.

TYPES OF AWARDS

     The ICP provides for the following types of awards:

     - stock options;

     - restricted stock;

     - performance shares; and

     - performance-based cash awards.

Stock options granted under the ICP may be incentive stock options ("ISOs"), nonqualified stock options ("NSOs") and reload options. The Company intends that ISOs granted under the ICP qualify as incentive stock options under Section 422 of the Code. NSOs are stock options that do not qualify as ISOs. Restricted stock is an award of shares, often subject to vesting or trading restrictions. Performance shares are generally phantom shares of stock, often subject to vesting restrictions. Performance-based cash awards may be short-term or long-term incentive awards, payable in cash. Stock options, restricted stock, performance shares and performance-based cash awards are collectively referred to hereunder as "Awards."

ADMINISTRATION

     The Compensation Committee of the Company's Board of Directors (the "Committee") will administer the ICP. The Committee will have full discretionary authority to decide to whom and when to grant an Award, the type of Award granted, the number of shares of the Common Stock covered by the Award and the terms, conditions, performance criteria, restrictions and other provisions of the Award. The Committee will decide whether and to what extent Awards to key employees will be structured to conform with Code sec.162(m) requirements applicable to performance-based compensation. The Committee will interpret the provisions of the ICP, establish and rescind any rules and regulations relating to the ICP, decide the terms and provisions of any agreements made under the ICP and determine how to administer the ICP. All decisions of the Committee and its actions with respect to the ICP are final, binding and conclusive.

SHARES AVAILABLE

     Initially, the maximum number of shares that may be issued under the ICP will be 609,076 shares of the Common Stock. This number has been reached by consolidating the shares that currently remain available under the Company's existing 1981 Stock Incentive Plan, 1991 Stock Incentive Plan, and 1993 Directors Stock Incentive Plan. Of this number, a maximum of 600,000 shares may be issued as ISOs and a maximum of 400,000 shares may be issued as restricted stock. The Board determined that no further grants or awards will be made under the prior plans after February 14, 1999, and the remaining available stock under those plans would be made available only under the new ICP, subject to shareholder approval. If the shareholders should fail to approve this proposal, the existing plans shall continue in operation. This use of existing available stock does not create any additional dilution for the shareholders of the Common Stock.

     The number of shares available under the ICP will be adjusted by shares of the Common Stock subject to Awards under the ICP that are forfeited, canceled or expired without the issuance of the Common Stock, shares of the Common Stock tendered to the Company in payment of the exercise price of a stock option and/or in satisfaction of income tax or other withholding obligations under the ICP or the three prior plans, shares of Common Stock subject to option grants (but not restricted stock awards) under the prior plans that are forfeited, canceled or expired without the issuance of Common Stock, and shares of Common Stock, to the extent authorized by the Company's Board of Directors for purposes of the ICP, repurchased by the Company in the open market or in a private transaction.

     As of the record date (March 1, 1999), the fair market value of the Common Stock that would be subject to Awards under the ICP was $18.25 per share.

ELIGIBILITY

     Key employees and nonemployee directors of the Company and its related companies are eligible to participate in the ICP. As of the record date (March 1, 1999), approximately 80 key employees and 10 nonemployee directors were eligible to participate in the ICP.

STOCK OPTIONS

     Grant and Transferability of Stock Options. Stock options granted under the ICP represent rights to purchase shares of the Common Stock within a fixed period of time and at a specified price per share (the "exercise price"). The Committee is authorized in its sole discretion to grant ISOs, NSOs or both for the purchase of the Company's Common Stock. Only key employees may receive ISOs. Unless the Committee specifies otherwise, an optionee may transfer a stock option only by will or by the laws of descent and distribution. A maximum of 500,000 shares may be granted as stock options to any individual during any one calendar year.

     Exercise Price. An optionee does not pay any consideration for the grant of a stock option. The exercise price of each stock option will be the fair market value of the Common Stock on the date of grant (110% of the fair market value of the Common Stock for an ISO optionee who owns more than 10% of the voting power of all classes of stock of either the Company or any "parent" or "subsidiary" of the Company as defined in Code sec.424). For purposes of granting stock options, the term "fair market value" shall mean the closing price on the date of grant. Notwithstanding any other provision of the ICP other than the provisions related to adjustments due to corporate transactions, the exercise price of a stock option may not be changed after its date of grant, either by amendment, replacement, cancellation, regrant or any other method which would have the effect of a repricing of the stock option.

     Exercise of Stock Options. Each stock option granted under the ICP may be exercised on such dates, during such periods and for such number of shares as may be determined by the Committee. The Committee will specify in a stock option agreement the manner in which stock options will become exercisable, as well as any conditions, restrictions and contingencies to which the stock option may be subject. Such conditions, restrictions and contingencies may consist of a requirement of continuous service and/or the satisfaction of one or more performance goals. However, upon an optionee's death, disability, or retirement after age 60, any outstanding stock option will become immediately exercisable for the full number of shares subject to the stock option. In the event of a change of control of the Company (as defined in the ICP), all stock options become immediately exercisable for the full number of shares. In addition, the Committee always has the power to accelerate the exercisability of any stock option granted under the ICP.

     Upon the exercise of a stock option, the optionee must pay the exercise price of the stock option. The exercise price may be paid in cash, by the transfer to the Company of unrestricted shares of the Common Stock previously acquired by the optionee, by broker-assisted cashless exercise, by any combination of the foregoing methods or by any other form of payment permitted by the Committee. An optionee will first have ownership rights as a shareholder of the Company only when the optionee has paid the exercise price of the stock option in full and the shares have been issued to the optionee.

     Expiration Date. Although the Committee will decide the term of each stock option, the term may generally not exceed ten years from the date of grant (or five years from the date of grant for an ISO optionee who owns more than 10% of the voting power of all classes of stock of either the Company or any "parent" or "subsidiary" of the Company as defined in Code sec.424). The expiration date of any stock option is the earliest to occur of:

     - the tenth anniversary of the date of grant;

     - the date three months following the date of the optionee's termination of employment with the Company and all of its related companies for any reason other than dismissal for cause, death, disability or retirement after age 60;

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

     - the two-year anniversary of the optionee's termination of employment with the Company and its related companies due to death, disability or retirement after age 60; or

     - the date of the optionee's termination of employment with the Company and all of its related companies due to dismissal for cause (as defined in the ICP).

If all or part of an ISO is not exercised within three months of the optionee's termination of employment for any reason other than death or disability, to the extent the option remains exercisable, the unexercised portion thereof will be treated as an NSO. If all or part of an ISO is not exercised within one year following the optionee's termination of employment due to death or disability, to the extent the option remains exercisable, the unexercised portion thereof will be treated as an NSO. The Committee at all times retains the authority to extend the expiration date of a stock option as long as the extended expiration date is not later than the tenth anniversary of the date of grant.

     Reload Options. Unless the Committee specifies otherwise, each stock option will be accompanied by one reload option. Reload options may be granted only to individuals who are actively employed by the Company or a related company at the time the grant is to be made. A reload option is a stock option that is granted to an optionee who pays for all or part of a stock option with shares of the Common Stock. A reload option is subject to all of the same terms and conditions as the original stock option, except that the exercise price for the reload option will be the fair market value of the Common Stock as of the date of grant of such reload option.

RESTRICTED STOCK

     The Committee may award restricted stock to key employees and nonemployee directors in its discretion. Unless otherwise specified by the Committee, restricted stock will generally become vested on the fourth anniversary of the date of the Award. The Committee will specify in a restriction agreement the manner in which restricted stock will vest and become nonforfeitable, as well as any conditions, restrictions and contingencies to which the restricted stock may be subject. Such conditions, restrictions and contingencies may consist of a requirement of continuous service and/or the satisfaction of one or more performance goals. A recipient of restricted stock will have immediate rights of ownership in the shares of restricted stock, including the right to vote the shares and the right to receive dividends with respect to the shares. However, unless otherwise specified by the Committee, a recipient may not transfer shares of restricted stock while such shares are still subject to restriction. Any individual may not receive more than 250,000 shares of restricted stock in any one calendar year.

     Awards of restricted stock that remain subject to time-based vesting schedules at the time of a recipient's death, disability or retirement after age 60 or upon a change in control of the Company (as defined in the ICP) will become immediately vested and nonforfeitable. Awards of restricted stock that remain subject to any other type of vesting schedule (such as satisfaction of certain performance requirements) will become proportionately vested and nonforfeitable, based on the portion of the performance period completed with target level performance being deemed achieved as of the date of the recipient's death, disability, or retirement after age 60, or the date of a change in control of the Company (as defined in the ICP). If an Award does not have a designated target level of performance, the performance level which, if met, would result in the vesting of the lowest number of shares will be considered the target level. If a recipient of a restricted stock Award terminates employment for any reason other than death, disability or retirement after age 60, then any Awards of restricted stock that remain subject to restriction will be forfeited. The Committee will always have the right to accelerate the vesting of any restricted stock awarded under the ICP.

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

     The Committee will make Awards of restricted stock to nonemployee directors of the Company in accordance with the following formula: upon initial election to the Board of Directors, 200 shares; as of the first day of each year for which the director is reelected or continues to serve as a director, 100 shares; and as of the date of the annual shareholders meeting which follows an employee director's retirement and continuance as a director, 200 shares. A nonemployee director may not receive more than a total of 2,000 shares. The restricted stock granted to nonemployee directors will not vest until the first anniversary of the date of the Award, but the vesting will accelerate upon a director's becoming disabled, reaching age 70 and retiring from the Board of Directors, dying or ceasing to serve on the Board of Directors for any reason or upon a change in control of the Company (as defined in the ICP). These provisions related to nonemployee directors are a continuation of the provisions of the 1993 Directors Stock Incentive Plan, which previously was approved by the shareholders.

PERFORMANCE SHARES

     The Committee may award performance shares to key employees and nonemployee directors in its sole discretion. A performance share is the right, subject to such conditions, restrictions and contingencies as the Committee determines and specifies in the performance share agreement, to receive one share of the Common Stock in the future. When the Committee awards a performance share, it will establish a bookkeeping account for the recipient to reflect the number of performance shares awarded to the recipient. On each date that a dividend is distributed by the Company on the Common Stock, the recipient's performance share account will be credited with an additional whole or fractional number of performance shares. The number of additional performance shares to be credited will be determined by dividing the product of the dividend value times the number of performance shares standing in the recipient's account on the dividend record date by the fair market value of the Common Stock on the date of dividend distribution. Any individual may not receive an Award of more than 250,000 shares of performance shares in any one calendar year.

     The Committee will specify in a performance share agreement the manner in which performance shares will vest and become nonforfeitable, as well as any conditions, restrictions and contingencies to which the performance shares may be subject. Such conditions, restrictions and contingencies may consist of a requirement of continuous service and/or the satisfaction of one or more performance goals. Unless otherwise specified by the Committee, a recipient may not transfer performance shares, and all performance shares will be forfeited as of the date of the optionee's termination of employment for any reason. When performance shares vest, the participant will receive the same number of shares of the Common Stock as the number of performance shares standing in the participant's account.

     Awards of performance shares that remain subject to any type of vesting schedule (such as satisfaction of certain performance requirements) will become proportionately vested and nonforfeitable, based on the portion of the performance period completed with target level performance being deemed achieved as of the date of the recipient's death, disability, or retirement after age 60 or the date of a change in control of the Company (as defined in the ICP). If an Award does not have a designated target level of performance, the performance level which, if met, would result in the vesting of the lowest number of shares will be considered the target level. If a recipient of a performance share Award terminates employment for any reason other than death, disability or retirement after age 60, then any Awards of performance shares that remain subject to restriction will be forfeited. The Committee will always have the right to accelerate the vesting of any restricted stock awarded under the ICP.

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PERFORMANCE-BASED CASH AWARDS

     The Committee may award performance-based cash awards to key employees and nonemployee directors in its sole discretion. A performance-based cash award is the right, subject to such conditions, restrictions and contingencies as the Committee determines and specifies in the cash award agreement, to receive a specified amount (or possible range of amounts) of cash in the future. An individual may not receive payment (determined at the end of the applicable performance period) of more than $2,500,000 in performance-based cash awards in any one calendar year.

     The Committee will specify in a performance-based cash award agreement (or other documents communicating the award to the recipient) the performance requirements, the time period on which the performance will be measured, and any other conditions, restrictions and contingencies on the award. Conditions, restrictions and contingencies may consist of a requirement of continuous service and any other requirements as may be specified by the Committee. The conditions may be based on short-term or long-term performance periods. A recipient may not transfer performance-based cash awards.

     In the event of a recipient's death, disability or retirement after age 60, any Awards of performance-based cash awards that remain subject to any type of vesting schedule (such as satisfaction of certain performance requirements), but the performance period for which ends during the year, may become proportionately vested and nonforfeitable, based on the portion of the performance period completed, but only if performance measures have been met, as measured at the end of the performance period. If a performance-based cash award remains subject to a restriction, but the performance period for that Award does not end during the year of the recipient's death, disability or retirement after age 60, then such Award will be forfeited. Upon a change in control of the Company (as defined in the ICP), any performance-based cash Awards that remain subject to any type of vesting schedule (such as satisfaction of certain performance requirements) but the performance period for which ends during the year, will become proportionately vested and nonforfeitable, based on the portion of the performance period completed with target level performance being deemed achieved as of the date of the change in control of the Company. If an Award does not have a designated target level of performance, the performance level which, if met, would result in the vesting of the lowest cash amount will be considered the target level. If a performance-based cash award remains subject to a restriction upon a change in control, but the performance period for that Award does not end during the year of the change in control, then such Award will be forfeited. If a recipient of a performance-based cash Award terminates employment for any reason other than death, disability or retirement after age 60, then any performance-based cash Awards that remain subject to restriction will be forfeited. The Committee will always have the right to accelerate the vesting of any performance-based cash award under the ICP.

     Within a reasonable period following the completion of the performance period, the participant will receive a single sum cash payment of any performance-based cash award earned for that period.

PERFORMANCE MEASURES.

     It is the Company's intent that Awards made under the ICP may be structured to comply with the "performance-based" compensation provisions of Code Section 162(m), at the Committee's discretion. Therefore, amounts payable with respect to grants of options and/or awards of restricted stock, performance shares or performance-based cash awards may be determined based on the attainment of written performance goals approved by the Committee for a performance period established by the Committee no more than 90 days after the commencement of the performance period or, if less, the number of days which is equal to 25% of the relevant performance period.

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

     The performance goals, which must be objective, will be based upon one or more of the following performance measures: (i) earnings per share; (ii) consolidated earnings before or after interest, taxes, depreciation and/or amortization; (iii) net operating profit before or after interest, taxes, depreciation and/or amortization; (iv) net operating income; (v) book value per share; (vi) return on shareholders' equity; (vii) return on assets; (viii) return on capital; (ix) capital structure; (x) profitability of an identifiable business unit or product; (xi) maintenance or improvement of profit margins;
(xii) stock price; (xiii) market share; (xiv) gross or net revenues or sales;
(xv) costs; (xvi) cash flow; (xvii) working capital; (xviii) gross or net profit; (xix) expense management; or (xx) economic profit. The foregoing criteria may relate to the Company, one or more of its subsidiaries, one or more of its divisions or units or any combination of the foregoing and may be applied on an absolute basis, growth or decline basis, or be relative to one or more peer group companies or indices, or any combination thereof, all as the Committee determines. To the degree consistent with Code sec.162(m), the performance goals may be calculated without regard to extraordinary items.

     If the Committee elects to subject Awards to restrictions based on performance measures, the ICP and Awards made under the ICP will meet the Code sec.162(m) requirements for the exemption of performance-based compensation. If at any time the membership of the Committee does not meet the requirements for Code sec.162(m) compliance, a subcommittee may be formed to make certain determinations and take actions on behalf of the Committee in order to meet the requirements for compliance. Any payment of compensation with respect to an Award which is intended to be performance-based compensation will be subject to the written certification of the Committee that the performance measures were satisfied. Shareholder approval of the ICP is necessary for the Awards to meet the Code sec.162(m) exemption.

TERMINATION AND AMENDMENT

     Generally, the ICP will remain in effect for ten years; however, the Board of Directors may terminate or amend the ICP at any earlier time. The ICP will remain in effect as long as any awards are outstanding. If the Board amends the ICP, the amendment will not adversely affect the rights of individuals who have outstanding awards unless such individuals agree to such amendment. The Committee may amend any agreement under the ICP if the amended agreement is signed by the Company and the applicable participant.

ADJUSTMENTS

     If the Company is involved in a corporate transaction (including but not limited to any recapitalization, reclassification, merger, consolidation, split-up, spin-off, or combination/exchange of shares) which constitutes a change in control of the Company under the ICP, then the Committee will make an appropriate and equitable adjustment to the number and kind of shares that are issuable under the ICP, will take action to adjust the number and kind of shares of Stock subject to outstanding Awards, will take action to adjust the exercise price of outstanding stock options, and will make any other equitable adjustments.

     Additionally, if the Company is involved in a corporate transaction which does not constitute a change in control under the ICP, but which requires shareholder approval, the Committee may make certain decisions regarding the stock to which outstanding Awards pertain, the number of resulting Awards, and the vesting and/or exercisability of the Awards.

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FEDERAL INCOME TAX CONSEQUENCES

     The following is a brief general description of the consequences under the Code of the receipt or exercise of awards under the ICP:

     Incentive Stock Options. An optionee has no tax consequences upon grant or, generally, upon exercise of an ISO. An optionee will recognize income when he or she sells or exchanges the shares acquired upon exercise of an ISO. This income will be taxed at the applicable capital gains rate if the sale or exchange occurs after the expiration of the requisite holding periods. Generally, the requisite holding periods expire two years after the date of grant of the ISO and one year after the date of acquisition of the Common Stock pursuant to the exercise of the ISO.

     If an optionee disposes of the Common Stock acquired pursuant to exercise of an ISO before the expiration of the requisite holding periods, the optionee will recognize compensation income in an amount equal to the difference between the exercise price and the lesser of (i) the fair market value of the shares on the date of exercise and (ii) the price at which the shares are sold. This amount will be taxed at ordinary income rates. If the sale price of the shares is greater than the fair market value on the date of exercise, the difference will be recognized as gain by the optionee and taxed at the applicable capital gains rate. If the sale price of the shares is less than the exercise price, the optionee will recognize a capital loss equal to the excess of the exercise price over the sale price.

     An optionee may have tax consequences upon exercise of an ISO if the aggregate fair market value of shares of the Common Stock subject to ISOs which first become exercisable by an optionee in any one calendar year exceeds $100,000. If this occurs, the excess shares will be treated as though they are subject to an NSO instead of an ISO. Upon exercise of an option with respect to these shares, the optionee will have the tax consequences described below with respect to the exercise of NSOs.

     Finally, except to the extent that an optionee has recognized income with respect to the exercise of an ISO (as described in the preceding paragraphs), the amount by which the fair market value of a share of the Common Stock at the time of exercise of the ISO exceeds the exercise price will be included in determining an optionee's alternative minimum taxable income, and may cause the optionee to incur an alternative minimum tax liability in the year of exercise.

     There will be no tax consequences to the Company upon issuance or, generally, upon exercise of an ISO. However, to the extent that an optionee recognizes ordinary income upon exercise, as described above, the Company generally will have a deduction in the same amount.

     Nonqualified Stock Options. Neither the Company nor the optionee has income tax consequences from the grant of NSOs. Generally, in the tax year when an optionee exercises NSOs, the optionee recognizes ordinary income in the amount by which the fair market value of the shares at the time of exercise exceeds the exercise price for such shares. The Company generally will have a deduction in the same amount as the ordinary income recognized by the optionee in the Company's tax year in which or with which the optionee's tax year (of exercise) ends.

     Restricted Stock. A holder of restricted stock will recognize income upon its receipt, but generally only to the extent that it is not subject to a substantial risk of forfeiture. If the restricted stock is subject to restrictions that lapse over a period of time, so that the holder becomes vested in a portion of the shares as the restrictions lapse, the holder will recognize income in any tax year only with respect to the shares that become nonforfeitable during that year. The income recognized will be equal to the fair market value of those shares, determined as of the time that the restrictions on those shares lapse. That income generally will be taxable at
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

ordinary income tax rates. The Company generally will be entitled to a deduction in an amount equal to the amount of ordinary income recognized by the holder of the restricted stock.

     A holder of restricted stock may elect instead to recognize ordinary income for the taxable year in which he or she receives an award of restricted stock in an amount equal to the fair market value of all shares of restricted stock awarded to him or her (even if the shares are subject to forfeiture). That income will be taxable at ordinary income tax rates. Any such election must be made within 30 days after the transfer of the restricted stock to the holder. At the time of disposition of the shares, a holder who has made such an election will recognize gain in an amount equal to the difference between the sales price and the fair market value of the shares at the time of the award. Such gain will be taxable at the applicable capital gains rate. The Company will generally be entitled to a deduction in an amount equal to the amount of ordinary income recognized by the holder at the time of his election.

     Performance Shares. A recipient of performance shares will not recognize income upon grant of the performance shares, as long as they are subject to a substantial risk of forfeiture. If the performance shares are subject to restrictions that lapse in increments over a period of time, so that the holder becomes vested in a portion of the shares as the restrictions lapse, the holder will recognize income in any tax year only with respect to the shares that become nonforfeitable (and for which shares of the Common Stock are issued) during that year. The income recognized will be equal to the fair market value of the shares issued as determined at the time of share issuance. That income generally will be taxable at ordinary income tax rates. The Company generally will be entitled to a deduction in an amount equal to the amount of ordinary income recognized by the holder of the performance shares.

     Performance-Based Cash Awards. A recipient of a performance-based cash award will not have any tax consequences upon grant of the award. At the close of the performance period, payments under performance-based cash awards under the ICP are made in cash. Therefore, the recipient will receive ordinary income in the amount of the payment in the year in which the cash is paid.

     Code Section 162(m) Limitation on Company Deductions. No federal income tax deduction is allowed for compensation paid to a "covered employee" in any taxable year of the Company to the extent that such compensation exceeds $1,000,000. For this purpose, "covered employees" are generally the chief executive officer of the Company and the four next most highly compensated officers of the Company, and the term "compensation" generally includes gross income, including taxable amounts resulting from the exercise of stock options or stock appreciation rights or the receipt of restricted stock. This deduction limitation does not apply to compensation that is (1) commission-based compensation, (2) performance-based compensation, (3) compensation which would not be includable in an employee's gross income, and (4) compensation payable under a written binding contract in existence on February 17, 1993, and not materially modified thereafter.

     ERISA. The ICP is not, and is not intended to be, an employee benefit plan or tax-qualified retirement plan. The ICP is not, therefore, subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") or Code
Section 401(a).

     THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE PROPOSAL TO APPROVE AND ADOPT THE 1999 INCENTIVE COMPENSATION PLAN.

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